Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in the Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 and related Prospectus of Hyster-Yale Materials Handling, Inc. for the offer by the selling stockholders to exchange up to 935,410 shares of Class A Common Stock for 935,410 shares of Class B Common Stock of Hyster-Yale Materials Handling, Inc., and to the incorporation by reference therein of our reports dated February 19, 2014, with respect to the consolidated financial statements and schedule of Hyster-Yale Materials Handling, Inc., and the effectiveness of internal control over financial reporting of Hyster-Yale Materials Handling, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Cleveland, Ohio
March 21, 2014